FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 11, 2017, announcing that Globe Awards Gilat Five Year Multi-Million Dollar Contract for Managed Service Satellite Backhaul for Cellular Services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated September 11, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Globe Awards Gilat Five Year Multi-Million Dollar Contract for
Managed Service Satellite Backhaul for Cellular Services

Gilat’s comprehensive equipment and services to increase Globe Telecom’s network footprint throughout the Philippines

Petah Tikva, Israel, September 11, 2017 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Globe Telecom, Inc. (PSE: GLO) has chosen Gilat for a five year multi-million dollar managed service contract, to enable accelerated deployment for the mobile operator’s rapid network expansion throughout the Philippines.

Gilat is to deliver its leading Satellite backhaul for Cellular Network as a managed service to provide data and voice services over 2G/3G/LTE to all regions requiring improved connectivity and broadband access, while maintaining a strict service level agreement (SLA). This service will enable Globe to provide voice and data coverage over satellite in the challenging terrain of the Philippines.

“This is a breakthrough project for Globe. By using Gilat’s innovative VSAT technology, we can deliver mobile broadband data services in remote rural areas that previously had no connectivity, in a cost effective manner. At the same time, this will allow us to quickly augment our transmission capacity in our 4G network to meet ever-increasing mobile data usage. Moreover, this innovative VSAT technology will be used to provide for rapid disaster communications in combination with network-in-a-box technology during catastrophic incidences. We envision this project to improve the delivery of our mobile broadband network for quality and excellent user experience to our customers, especially in remote rural areas,” said Emmanuel Estrada, Globe Senior Vice President for Technical Service Design.

“We are honored to have been selected by Globe to support their vision of providing high quality internet services to all users in the Philippines,” said Abhay Kumar, RVP Asia at Gilat. “This project is closely aligned with Gilat’s strategy and investments to offer outstanding technological innovation as a managed service in support of telecom service providers who are seeking to provide their consumer and enterprise customers plentiful, quality and affordable broadband."

About Globe
Globe Telecom is the leading full service telecommunications company in the Philippines, serving the needs of consumers and businesses across an entire suite of products and services including mobile, fixed, broadband, data connections, internet and managed services.  Its principals are Ayala Corporation and Singtel who are acknowledged industry leaders in the country and in the region. For more information, visit www.globe.com.ph.  Follow us on Twitter: http://twitter.com/talk2Globe and Facebook: http://facebook.com/GlobePH.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
 DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net